Exhibit 1

ALBERTA ENERGY COMPANY LTD.
ANNOUNCES CAPITAL SECURITIES TO BE REDEEMED

Calgary, Alberta (November 26, 2002) – Alberta Energy Company Ltd. (“AEC”) announced today that it has delivered notices of intention to redeem on December 9, 2002 its 8.38% Capital Securities due June 27, 2040 and its 8.50% Capital Securities due December 20, 2040 (together, the “Capital Securities”). Earlier today, securityholders approved amendments to the terms of the Capital Securities to allow for early redemption.

The redemption price for each series of Capital Securities will be calculated on December 4, 2002, based on the relevant formula described in the securityholders’ information circular dated October 28, 2002 previously sent to holders of Capital Securities (available at www.sedar.com). After these calculations are completed, a news release will be issued setting out the redemption prices. AEC will provide the amount representing the redemption prices, together with accrued and unpaid interest up to, but not including, the date of redemption, to the trustee for the Capital Securities on December 9, 2002. Such funds will be distributed to financial intermediaries by CDS Inc. in accordance with its procedures.

CIBC World Markets Inc. was retained by AEC to provide financial advice in respect of this matter.

AEC is a wholly owned subsidiary of EnCana Corporation.

FOR FURTHER INFORMATION:

Investor Contacts:
Lisa Schut
CIBC World Markets Inc., Calgary Investment Banking
(403) 260-0500

Don Farrington
CIBC World Markets Inc., Toronto Debt Capital Markets
(416) 594-7095

Susan Grey
EnCana Investor Relations
(403) 645-4751

Media Contact:
Alan Boras
EnCana Media Relations
(403) 645-4747